SILVESTRE LAW GROUP, P.C.

31200 Via Colinas, Suite 200

Westlake Village, CA 91362

(818) 597-7552

Fax (805) 553-9783

May 3, 2018

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

RE:

Registration Statement on Form S-3 and Additional Questions

Filed December 8, 2017

File No. 333-221970

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Social Reality, Inc. (“Company”) in response to your comments received telephonically from Staff representatives Joshua Shainess (Attorney-Advisor) and Kathleen Krebs (Special Counsel) on April 16, 2018 as well as in my confirmatory email sent on the same date.  These responses utilize the Staff’s comments as the primary guide of this letter. Additionally, our responses are based on representations made to this firm by the Company.

1.

With regard to the Company’s Registration Statement on Form S-3, the Staff requested the following changes:

a.

Remove the “Explanatory Note”;

Response: The Explanatory Note has been removed in the Company’s Amendment No. 3 to Form S-3 filed on April 27, 2018 (the “S-3/A”).

b.

Update the stock price information on the front cover;

Response: The stock price has been updated as of April 26, 2018 on the front cover of the S-3/A.

c.

Include the 10-K/A or Proxy Statement information in the “Information Incorporated by Reference” section”;

Response: The information contained in the Company’s Amendment No.1 to Form 10-K, filed on April 27, 2018, has been included in the “Information Incorporated by Reference” section of the S-3/A.

d.

Remove the “Material Changes” section;

Response: The “Material Changes” section has been removed from the S-3/A.

SILVESTRE LAW GROUP, P.C.

2.

The Staff also requested that the Company file the information required by Part III of Form 10-K.

Response:  On April 27, 2018, the Company filed Amendment No.1 to Form 10-K which includes the information required by Part III of Form 10-K. As contained in response 1(c) above, this information has been incorporated by reference in the S-3/A.

3.

The Staff also requested clarification and acknowledgement that the costs for the BigToken platform have not been capitalized to date.

Response:  As of December 31, 2017, no costs associated with the BigToken platform have been capitalized. During the first quarter of 2018, a portion of the BigToken costs were capitalized. The Company’s financial statements for the three-month period ended March 31, 2018 will show approximately $51,000 of capitalized costs.  Additionally, the Staff also requested that we provide clarification as to the categories and amounts of expenses to be incurred in the BIGToken project in connection with the initial launch.  Please note that such amounts and categories will be submitted on a confidential basis pursuant to Rule 83 (17 CFR 200.83).

4.

The Staff requested clarification of what points being used in the Alpha version of the BigToken project are for, and for confirmation that at no time they will be convertible into any other type of token, security, etc.

Response: The points are being used solely for the purpose of testing system functionality and features. The Company represents that the points will not be converted to a digital/analog token, currency, or security, nor has any promise or statement been made to that effect. With regard to the actual beta sign-ups, the Company sent out 28 invitations, of which 25 were Company employees and the remaining 3 were to Company’s counsel. Of the 28 invites sent, 20 responded and downloaded the application.  Of the 20 that downloaded the application, 5 installs occurred, and all the installs were either Company developers working on the application or Company executives. Only users that installed the application have access to the point system.   Only the 5 installs were exposed to these points. Accordingly, anyone with any points are employees and either developers or executives working on the BigToken project.

5.

The Staff has requested the amount of money that has been spent on the Big Token project to date.

Response:  Although the costs have not been broken out solely to the BigToken platform and certain items such as management salaries and benefits have not been allocated, the Company estimates that hard costs directly associated with the BigToken platform, from inception through the launch of the Alpha, are approximately $492,000.  The Company has budgeted an additional $1 million to complete and launch the Beta version.  Provided that the Beta is successfully completed, the Company has budgeted an additional $3.3 million that will be needed to achieve revenue generation and then an additional $5.1 million of deficit financing until the BigToken platform is estimated to achieve profitability.

SILVESTRE LAW GROUP, P.C.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned at 805.402.7494 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

Silvestre Law Group, P.C.

Raul Silvestre

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